FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

a Development Stage Company

Interim Consolidated Financial Statements

July 31, 2007

MegaWest Energy Corp

Consolidated Balance Sheets

(Unaudited)

(in Canadian dollars)	July 31, 2007	April 30, 2007

Assets
Current assets
Cash and cash equivalents	$24,943,050	$29,328,951
Accounts receivable and prepaid expenses	238,277	125,590
	25,181,327	29,454,541

Marketable securities (note 3)	1,200,040	1,851,960
Restricted cash (note 4)	320,010	341,250
Property, plant and equipment (note 5)	22,882,795	20,885,096

	$49,584,172	$52,532,847

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$873,762	$1,301,640

Exchange shares (note 7)	1,013,365	1,061,055
Convertible promissory notes (note 6)	1,829,362	1,867,387
Asset retirement obligations	159,593	154,244
	3,876,082	4,384,326

Shareholders' Equity
Share capital	41,306,788	41,168,088
Warrants	3,729,000	3,729,000
Equity portion of exchange shares (note 7)	8,599,442	8,599,442
Contributed surplus	13,789,189	13,338,629
Equity portion of convertible promissory notes (note 6)	120,566	120,566
Deficit	(21,184,975)	(18,807,204)
Accumulated other comprehensive loss	(651,920)	-
	45,708,090	48,148,521
Future operations (note 2) Commitments (notes 5, 7, and 11) Subsequent event (note 13)
	$49,584,172	$52,532,847

See accompanying notes to interim consolidated financial statements.

MEGAWEST ENERGY CORP

Consolidated Statements of Operations and Deficit

(Unaudited)

	Three months ended July 31
(in Canadian dollars)	2007	2006

Interest income	$290,876	$1

Expenses
General and administrative (note 12)	1,471,072	22,826
Foreign exchange loss	1,129,431	-
Accretion on promissory notes	46,134	-
Depreciation and asset retirement accretion	22,010	-
	2,668,647	22,826

Net loss for the period	(2,377,771)	(22,825)

Deficit, beginning of period	(18,807,204)	(505,514)

Deficit, end of period	$(21,184,975)	$(528,339)

Net loss per share
Basic and diluted	$(0.03)	$(0.01)

Weighted average common shares outstanding
Basic and diluted	72,540,670	6,337,500

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Loss

(Unaudited)

Three months ended July 31
(in Canadian dollars)	2007

Net loss	$(2,377,771)

Unrealized loss recorded on marketable securities (note 3)	(893,960)

Comprehensive loss	$(3,271,731)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp

Consolidated Statements of Shareholders' Equity

Years ended April 30

(Unaudited)

	Share Capital				Contributed Surplus	Equity Portion of Convertible Debt		Accumulated Other Comprehensive Income (Loss)
(in Canadian dollars)	Shares	Amount	Warrants	Exchange Shares			Deficit		Shareholder's Equity

Balance, April 30, 2005	6,337,500	$ 207,342	$ -	$ -	$ 168,750	$ -	$ (282,569)	$ -	$ 93,523
Net loss for the year	-	-	-	-	-	-	(222,945)	-	(222,945)
Balance, April 30, 2006	6,337,500	207,342	-	-	168,750	-	(505,514)	-	(129,422)

Shares issued on:
Private placements	59,373,550	34,203,821	3,729,000	-	368,400	-	-	-	38,301,221
Acquisitions	5,250,000	6,062,825	-	8,599,442	-	-	(11,408,638)	-	3,253,629
Services	375,000	434,900	-	-	-	-	-	-	434,900
Debt settlement	600,000	165,700	-	-	-	-	-	-	165,700
Exercise of stock options	500,000	93,500	-	-	(35,000)	-	-	-	58,500
Stock based compensation	-	-	-	-	1,863,448	-	-	-	1,863,448
Consulting warrants	-	-	-	-	1,600,800	-	-	-	1,600,800
Incentive warrants	-	-	-	-	9,372,231	-	-	-	9,372,231
Issue convertible promissory notes	-	-	-	-	-	120,566	-	-	120,566
Net loss for the year	-	-	-	-	-	-	(6,893,052)	-	(6,893,052)
Balance, April 30, 2007	72,436,050	41,168,088	3,729,000	8,599,442	13,338,629	120,566	(18,807,204)	-	48,148,521

Adjustment on adoption of accounting standard (note 1)	-	-	-	-	-	-	-	242,040	242,040
Shares issued for services (note 8)	125,000	138,700	-	-	-	-	-	-	138,700
Stock based compensation (note 11)	-	-	-	-	450,560	-	-	-	450,560
Net loss for the period	-	-	-	-	-	-	(2,377,771)	-	(2,377,771)
Comprehensive loss on marketable securities (note 3)	-	-	-	-	-	-	-	(893,960)	(651,920)
Balance, July 31, 2007	72,561,050	$ 41,306,788	$ 3,729,000	$ 8,599,442	$ 13,789,189	$ 120,566	$ (21,184,975)	$ (651,920)	$ 45,708,090

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp

Consolidated Statements of Cash Flows

Period ended July 31

(Unaudited)

	Three months ended July 31,
(in Canadian dollars)	2007	2006

Operating activities
Net loss for the period	$ (2,377,771)	$ (22,825)
Items not involving cash
Stock-based compensation	505,360	-
Unrealized foreign exchange loss	1,268,903	-
Accretion on promissory notes	46,134	-
Depreciation and asset retirement accretion	22,010	-
Change in non-cash working capital	(335,165)	25,414
	(870,529)	2,589

Investing activities
Expenditures on property, plant and equipment	(1,923,467)	-
Change in non-cash working capital	(205,400)	-
	(2,128,868)	-

Change in cash and cash equivalents	(2,999,396)	2,589

Exchange rate fluctuations on cash and cash equivalents	(1,386,505)	-

Cash and cash equivalents, beginning of period	29,328,951	14,141

Cash and cash equivalents, end of period	$ 24,943,050	$ 16,730

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2007, except as described in note 1. The disclosures provided herein are incremental to those included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with management’s discussion and analysis for the period ended July 31, 2007 and the consolidated financial statements and the notes thereto for the year ended April 30, 2007.

1.	Basis of Presentation
(a)	Adoption of New Accounting Standards:

On May 1, 2007, the Company adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting as prescribed by the Canadian Institute of Chartered Accountants (“CICA”) handbook.

(i)	Section 1530 Comprehensive Income (“S.1530”) and Section 3251 Equity (“S.3251”):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(ii)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855”) and Section 3861 Financial Instruments – Disclosure and Presentation (“S.3861”):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 the Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and convertible promissory notes. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair value recorded in comprehensive income. On adoption, a $242,040 adjustment was made to the marketable securities to record them at fair value. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

(iii)	Section 3865 Hedges (“S.3865”):

S.3865 establishes standards for how and when hedge accounting may be applied. The Company does not currently participate in any hedging activities.

The Company also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following subsidiaries. All intercompany balances and transactions have been eliminated.

MegaWest Energy Corp USA
MegaWest Energy Texas Corp (formerly Trinity Sands Energy LLC)
MegaWest Energy Kentucky Corp (formerly Kentucky Reserves LLC)
MegaWest Energy Missouri Corp (formerly Deerfield Energy LLC)
MegaWest Energy Kansas Corp (formerly Deerfield Energy Kansas Corp.)
2.	Future Operations:

MegaWest operates four oil and gas exploration projects in the United States and as at July 31, 2007, the Company has not reached profitable commercial operations. MegaWest currently anticipates spending its existing funds during the remainder of the fiscal year to acquire, explore and appraise new and existing oil and gas projects.

The ultimate development of the Company's oil and gas projects, if proven commercial, will require additional funding. The Company's future operations are dependent upon its ability to obtain additional financing and ultimately achieve profitable operations. The outcome of these matters cannot be predicted with certainty at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

3.	Marketable Securities:

The Company acquired 7,500,000 common shares of Energy Finders Inc. ("Energy Finders"), who is our joint venture partner on the Trinity Sands project, for $1,851,960 (U.S. $1,650,000) representing approximately nine percent of its issued and outstanding share capital. The Company does not have any representation on the Energy Finders board of directors. As a result, the Company does not believe it exerts influence over Energy Finders. The quoted market price of Energy Finder's shares on July 31, 2007 was U.S. $0.15 per share, converting to an approximate market value of $1,200,040. As these shares are considered available-for-sale, the market value adjustment has been recorded as a comprehensive loss.

4.	Restricted Cash:

The Company has $320,010 (U.S. $300,000) in trust pursuant to an escrow agreement entered into as part of the Deerfield Energy LLC acquisition on April 5, 2007. Subsequent to July 31, 2007, U.S. $150,000 of these funds was released from escrow (note 12).

5.	Property, Plant and Equipment:
	July 31, 2007	April 30, 2007
Oil and gas assets
Chetopa Project (a)	$1,833,452	$861,901
Deerfield Missouri Project (b)	320,237	91,281
Kentucky Project (c)	19,117,288	18,773,383
Trinity Project (d)	1,446,120	1,021,297
Other	18,933	8,493
	22,736,030	20,756,355
Office furniture and equipment	158,805	131,113
	22,894,835	20,887,468
Accumulated depreciation and amortization	12,040	2,372
Net book value	$22,882,795	$20,885,096

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

For the three months ended July 31, 2007 none of the Company’s projects had reached commercial production. Accordingly, no provision for depletion expense has been made.

(a)	Chetopa Project, Kansas

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 undeveloped acres.

For the three months ended July 31, 2007, all expenditures and pre-commercial oil sales relating to the Chetopa project were capitalized. These expenditures consisted of pre-commercial operating expenses, oil sales and property, plant and equipment costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.

(b)	Deerfield Project, Missouri

The Deerfield Missouri project includes the rights to earn 100 percent interest in oil development agreements over 7,620 undeveloped acres of land in Vernon County, Missouri. As part of the project, the Company has been aggressively leasing additional lands in the area, and to September 28, 2007 has acquired an additional 3,506 acres of undeveloped oil and gas leases.

(c)	Kentucky Reserves Project, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 29,800 undeveloped acres in the Edmonson, Warren and Butler counties of Kentucky.

As part of the acquisition of Kentucky Reserves, the Company is obligated to spend U.S. $15,000,000 on the project by October 2009. In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.

(d)	Trinity Sands Project, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,000 undeveloped acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acreage are 20,600 acres in which we have already earned a 50 percent working interest.

During the three months ended July 31, 2007 the Company capitalized $320,600 (2006 - $nil) of general and administrative expenses, including $83,900 of stock-based compensation.

6.	Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with the acquisitions of its Trinity and Kansas projects. As part of the assumption, the Company agreed to the following terms: interest accrues at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008. The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and has been classified as equity.

The Company has recorded $46,134 of accretion expense for the three month period ended July 31, 2007.

7.	Exchange Shares:

As part of the consideration given to acquire Trinity, MegaWest issued 95,000 class B shares of its subsidiary, MegaWest USA. Each class B exchange share is convertible into 100 MegaWest shares with up to 9,500,000 common shares of

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of U.S. $950,000 (U.S. $10.00 per exchange share) until July 31, 2008, after which the Company can implement a forced exchange of the shares. The cash redemption value of the exchange shares of $1,013,365 (U.S. $950,000) has been recorded as a liability. The fair value of the conversion feature, estimated at the time of issue, of $8,599,442 has been classified as equity.

8. Share Capital and Warrants:

(a)	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

During the three months ended July 31, 2007 the Company issued 125,000 shares to a consultant for advisory services, pursuant to a March 2007 agreement. The value of the common shares issued was U.S. $1.00 per share and was based on the cash consideration received for recent private placements of the Company’s shares. Under the agreement, there are 125,000 shares to be issued on August 15, 2007 and November 15, 2007, respectively, as services are performed.

(b)	Warrants:

The following table summarizes the warrants outstanding as of July 31, 2007:

Warrant Type	Warrants Outstanding			Warrants Vested
	Number	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Number	Weighted Ave. Exercise Price
Incentive (i)	19,500,000	0.4 years	U.S. $ 0.10	9,000,000	U.S. $ 0.10
Consulting (ii)	6,000,000	1.4 years	U.S. $ 0.50	6,000,000	U.S. $ 0.50
Private Placement (iii)	4,212,500	0.5 years	U.S. $1.00	4,212,500	U.S. $1.00
Private Placement (iv)	14,380,123	0.6 years	U.S. $ 1.30	14,380,123	U.S. $ 1.30
	44,092,623	0.6 years	U.S. $0.63	33,592,623	U.S. $0.80
(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from the Company at an exercise price of U.S. $0.10 per share, subject to the holder of the warrants bringing to the Company a project that has, at the reasonable opinion of the board of directors, a minimum specified potential value to the Company of at least U.S. $1.00 per warrant within one year of the grant date. Upon acceptance by the board of directors of a project, the warrant holder will have six months to exercise the warrants. Subsequent to July 31, 2007 the expiry date of the incentive warrants was extended to January 15, 2009.

(ii)

The consulting warrants were issued to various investor relations and other contractors. The consulting warrants vest on grant date, expire on January 5, 2009 and have an exercise price of U.S. $0.50 per share.

(iii)	The private placement warrants were issued in conjunction with the private placement completed in January 2007. The warrants expire on January 5, 2008.
(iv)	The private placement warrants were issued in conjunction with the private placement completed in March 2007. The warrants expire on March 1, 2008.

9. Stock Options:

On February 19, 2007, the 2007 Stock Option Plan ("2007 plan") was approved at a special general meeting of shareholders. The 2007 Plan specifies that the number of common shares reserved for issuance under the plan is 20 percent of the issued and outstanding common shares less the number of options granted under the 2004 Stock Option Plan. The term and vesting schedule of the stock options granted is set by the board of directors at the time of grant.

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

The following table summarizes the changes in stock options outstanding during the three months ended July 31, 2007:

	Number of Options	Weighted Avg. Exercise Price
Outstanding, April 30, 2007	9,669,000	U.S. $0.62
Granted	405,000	$2.06
Outstanding, July 31, 2007	10,074,000	U.S. $0.68

The following table summarizes information about the options outstanding and exercisable at July 31, 2007:

Options Outstanding			Options Vested
Options	Weighted Ave. Remaining Life	Weighted Ave. Exercise Price	Options	Weighted Ave. Exercise Price
1,250,000	4.4 years	U.S. $ 0.10	1,250,000	U.S. $ 0.10
5,705,000	3.5 years	$0.50	4,051,250	$0.50
2,464,000	3.7 years	$1.00	800,000	$1.00
150,000	3.8 years	$1.85	-	-
250,000	3.5 years	$2.00	166,660	$2.00
255,000	3.9 years	$2.18	85,000	$2.20
10,074,000	3.9 years	U.S. $0.68	6,352,910	U.S. $0.55

For the three months ended July 31, 2007, the Company recorded $450,560 (2006 – nil) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus. The fair value of the options granted for the three months ended July 31, 2007 was estimated to be $0.51 (U.S. $0.48) per option and was determined using the Black-Scholes option pricing model with the following assumptions: expected volatility of 80 percent, risk-free interest rate of 5.04 percent and expected lives of four years.

10.	Related Party Transactions:

The Company incurred the following related party transactions in the three month periods ended July 31. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(a)

The Chief Financial Officer ("CFO") is affiliated with a company that assisted MegaWest in completing share issue private placements and that provides the Company with ongoing investor relations services. For the three months ended July 31, 2007 the Company paid $54,600 for these services (2006 – nil).

(b)	The Company incurred $6,000 in general and administrative costs to entities controlled by former directors in the three months ended July 31, 2006.
(c)

Pursuant to employment contracts, the Company paid $171,325 in salaries and benefits to the Chief Executive Officer, Chief Operating Officer and CFO for the three months ended July 31, 2007 (2006 – nil).

11.	Commitments and Contractual Obligations:
(a)	Office and Equipment Leases:

The Company is committed to office and equipment leases as follows:

Remainder of fiscal 2008	$ 131,887
2009	241,620
2010	241,620
2011	241,620
2012	237,836
Thereafter	420,836
Total	$ 1,515,422

MegaWest Energy Corp

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2007

(in Canadian dollars unless otherwise indicated)

(b)	Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay approximately $700,000 under certain events around employment termination.

12. General and Administrative Expenses:

General and administrative expenses for the three months ended July 31 consisted of:

	2007	2006

Stock-based compensation:
Stock options	$ 450,560	$ -
Shares issued for services	138,700	-
	589,260	-

Salaries and benefits	650,489	-
Professional fees	207,688	17,296
Investor Relations	97,507	-
Office and operations	246,728	5,530
	1,202,412	22,826
	1,791,672	22,826
		-
Less capitalized portion	(320,600)
	$ 1,471,072	$ 22,826

13. Subsequent Events:

On September 5, 2007 the Company met certain provisions of the Deerfield Energy LLC escrow agreement. As a result, 2,375,000 common shares and U.S. $150,000 cash were released from trust. These amounts were considered contingent consideration at the time of acquisition on April 5, 2007, and as a result has been recorded as property, plant and equipment.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

MANGAGEMENT DISCUSSION AND ANALYSIS as of September 28, 2007

Management’s discussion and analysis (“MD&A”) is a review of operations, current financial position and outlook for MegaWest Energy Corp (“MegaWest” or the “Company”). It should be read in conjunction with the interim consolidated financial statements and the notes thereto for the three months ended July 31, 2007 and 2006, the annual consolidated financial statements for the year ended April 30, 2007 and 2006 and the related notes thereto, prepared in accordance with Canadian generally accepted accounting principles.

NATURE OF BUSINESS

MegaWest is a development stage non-conventional oil company with emphasis on North American heavy oil projects. The Company has operatorship of and owns or has the right to earn a majority interest in, approximately, 70,000 acres of prospective oil sands leases in Texas, Kentucky, Missouri and Kansas. These projects are located in proximity to refineries with excess capacity, which should allow the Company to readily bring its oil to market.

MegaWest’s current projects are:

•	Trinity Sands, Texas;
•	Kentucky Reserves, Kentucky;
•	Deerfield, Missouri; and
•	Chetopa, Kansas.

MegaWest is continuing to seek additional oil and gas properties to add to its portfolio.

RESULTS OF OPERATIONS

Operational and Project Review

MegaWest has four projects currently in the exploration stage. MegaWest’s strategy is to evaluate, enhance and exploit each project through:

•	geoscience and engineering analysis to validate each project and identify technologies which may result in economic recovery;
•	perform field work including seismic, drilling and operation of pilot projects to corroborate engineering and geoscience analysis, resulting in a commercial project design and development plan; and
•	engage an independent third-party to establish the value of commercial reserves, leading to farm-out, sale, or funding and execution of the commercial development plan.

The objectives of the fiscal 2008 plan are to demonstrate commercial feasibility through the operation of pilot projects and establish reserves. MegaWest has created a plan that may ultimately lead to a thermal pilot project on each of its properties in fiscal 2008.

Trinity Sands Project, Texas

Currently, MegaWest’s interest in the project consists of, approximately, 34,000 undeveloped acres in Edwards County, Texas. Pursuant to earn-in agreements the Company may earn up to a 66.67 percent working interest in all leased acreage. Included in the total undeveloped acreage are 20,600 acres in which we have already earned a 50 percent working interest.

MegaWest has completed a geological study of the project. This includes compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

MegaWest has commenced drilling operations on a six to eight well exploration program. After completing the core, log and fluid analysis, a thermal pilot project may be designed and implemented consisting of two development wells to prove the recovery concept. The construction and commencement of thermal pilot operations is planned to occur in the fourth quarter of the 2008 fiscal year.

Kentucky Reserves Project, Kentucky

The Kentucky Reserves project includes a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 29,800 undeveloped acres in the Edmonson, Warren and Butler counties of Kentucky.

The Company is committed to fund a work program over the next 30 months covering the first U.S. $15,000,000 of exploration, testing and development expenditures on the project aimed at proving commercial recovery of the potential oil contained in the leases. Technical evaluation is ongoing and eight exploration wells have been drilled to date. After analysis of the drilling results, a thermal project may be designed and implemented that may include approximately 50 development wells over 15 acres. The construction and commencement of thermal pilot operations is planned to occur near the end of the 2008 fiscal year.

Deerfield Project, Missouri

The Deerfield Missouri project includes the rights to earn 100 percent interest in oil development agreements over 7,620 undeveloped acres of land in Vernon County, Missouri. As part of the project, the Company has been aggressively leasing additional lands in the area, and to September 28, 2007 has acquired an additional 3,506 acres of undeveloped oil and gas leases.

MegaWest plans to drill ten exploration wells. After analysis of the drilling results, a thermal pilot project may be designed and implemented that includes approximately 60 development wells over 15 acres. The construction and commencement of thermal pilot operations may occur as early as the third quarter of the 2008 fiscal year.

Chetopa Project, Kansas

The Chetopa project is a small, heavy oil project located two miles south of Chetopa, Kansas. The assets acquired include certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 392 undeveloped acres. On 15 of these acres are 20 steam injectors, 33 producer wells and a water well which had been previously drilled, completed, equipped and tied in for production. A tank battery, steam generator and two transfer stations are also in place on the property.

The Chetopa project was originally assessed to acquire the surface equipment and steam generator at a discount for use in Missouri. However, the Company elected to refurbish the facilities and has commenced production. On June 14, 2007 the first truckload of oil was shipped from the facility. While the production rates are not yet commercial and the Company is continuing to optimize the production process, it was a significant accomplishment for the Company. Produced oil is trucked and sold to the Coffeyville refinery located twenty miles west of Chetopa. It is expected that crude oil production can be sold for 80-85 percent of West Texas Intermediate posted prices. During the fiscal year ending April 30, 2008 MegaWest will evaluate the Chetopa operating results and decide if additional acreage will be developed.

As part of the Deerfield Kansas acquisition, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project. The net revenue interest becomes payable only after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

Financial Review

MegaWest reported a net loss of $2,377,771, $0.03 per share basic and diluted, for the three months ended July 31, 2007, compared with a net loss of $22,825, $0.01 per share, for the comparable 2006 period. The loss for the 2007 period was mainly attributable to net general and administrative expenses of $1,471,072 and a foreign exchange loss of $1,129,431.

During December 2006 the Company changed its focus to oil and gas exploration and number of employees were hired and a new office was established in Calgary, Alberta that resulted in salary and benefit costs, increased professional fees, investor relation fees and office costs. General and administrative expenses for the three months ended July 31, 2007 totaled $1,791,672, of which $320,600 were capitalized to oil and gas projects. During the three months ended July 31, 2006 the Company was seeking new business opportunities and total general and administrative expenses for the three months ended July 31, 2006 was $22,826.

Included in general administrative expense is stock–based compensation expense of $589,260 for the three months ended July 31, 2007 and is attributable to the cost associated with granting stock options to new employees, consultants. There were no stock option grants during the three months ended July 31, 2006.

As noted above, the Company’s change in business plan resulted in the hiring of staff and as such the Company incurred salary and benefit costs of $650,489 during the three months ended July 31, 2007 (2006 - $nil).

Professional fees during the three months ended July 31, 2007 totaled $207,688 (2006 - $17,296) and are primarily made up of audit and accounting fees of approximately $87,000 and legal and filing costs of approximately $120,000.

In an effort to secure additional financing and to raise investor awareness of the Company we incurred investor relation expenses of $97,507 during the three months ended July 31, 2007 (2006 - $nil).

Office and operations costs during the three months ended July 31, 2007 totaled $246,728 (2006 - $5,530) and are primarily made up of office rent of approximately $55,000, information technology license maintenance costs of approximately $32,000, insurance of approximately $14,000, telephone and internet of approximately $15,000, office and miscellaneous costs of $31,000, travel of approximately $60,000 and other including training, promotional supplies, sponsorships, and functions of approximately $39,000.

The foreign exchange loss for the three months ended July 31, 2007 resulted primarily from the translation of our U.S. dollar denominated cash balances into our Canadian dollar reporting currency. The Canadian dollar strengthened in value compared to the U.S. dollar during the quarter. The Company has not entered into any hedging agreements, however the Company holds US dollars to satisfy its US denominated project costs. Due to the continued appreciation of the Canadian dollar, we expect to incur a foreign exchange loss in the second quarter of fiscal 2008.

The Company had interest income of $290,876 for the three months ended July 31, 2007 compared with $1 for the comparable period. The increase in interest income for the 2007 period is related to interest earned on cash balances generated from private placements that raised an aggregate amount of US$34,011,050 in the third and fourth quarters of 2007.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

SUMMARY OF QUARTERLY RESULTS

	2008		2007				2006
(000’s )	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Interest income	$ 291	$ 258	$ 3	$ 1	$ 1	$ -	$ -	$ -
Income (loss)	(2,378)	(3,560)	(3,276)	(34)	(23)	(146)	(23)	(44)
Income (loss) per share	(0.03)	(0.10)	(0.21)	(0.00)	(0.00)	(0.02)	(0.01)	(0.01)
Total Assets	$49,584	$52,533	$11,013	$ 23	$ 30	$ 31	$ 149	$ 136

Starting in December 2006, the Company began operations as an oil and gas company. As a result, the increases in total assets relate to the cash proceeds from private placements and capital assets from acquisition of oil and gas assets. The net loss is mainly attributable to:

•	stock-based compensation expense related to stock option and warrant grants to new employees, directors, and consultants;
•	foreign exchange loss on U.S. dollar cash balances translated to Canadian dollars; and
•	administrative costs related to employee salaries and office operations costs.

LIQUIDITY AND CAPITAL RESOURCES

As the Company’s projects are in the exploration stage and profitable oil and gas operations have not been attained, it is expected that existing working capital will be used to fund operations and the fiscal 2008 work plan. It is expected that the development of the Company’s oil and gas projects, if proven commercial, will require additional funding. Additional capital will be required in the form of equity, debt and or joint venture farmouts. In addition to existing financial resources, the Company has 18,592,623 share purchase warrants outstanding that could generate up to $25.6 million (U.S. $22.9 million) in cash within fiscal year 2008.

Cash and Financial Conditions

MegaWest had working capital of $24,307,565 as at July 31, 2007 compared to working capital of $28,152,901 as at April 30, 2007. Cash used in operating activities for the three months ended July 31, 2007, totaled $870,529 on a $2,377,771 net loss for the period.

As at July 31, 2007, MegaWest had cash available of $24,943,050 which we consider sufficient to complete our 2008 work plan. Additional capital may be required thereafter or should the budget or work plan be amended for a number of reasons which include, but are not limited to, future events, possible business or property acquisitions and actual results differing from our anticipated our work plan.

Investing Activities

Cash used in investing activities was $2,128,868 for the three months ended July 31, 2007 and included cash capital expenditures of $1,923,467 incurred on the Company’s oil and gas projects and corporate capital costs. Cash used in investing activities was $nil for the three months ended July 31, 2006.

Financing Activities

The Company’s debt obligations at July 31, 2007 consist of convertible promissory notes and potential cash payout obligations on exchange shares.

The convertible promissory notes of U.S.$1,700,000 were assumed on December 20, 2006 in connection with the acquisitions of Deerfield Kansas and Trinity. The principal and interest are convertible into common shares at US $0.25 per share until June 20, 2008. The interest rate on the notes is six percent per annum.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

The Company issued 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 common shares with up to 9,500,000 common shares of MegaWest to be issued. The holders of these MegaWest USA shares have the right to exchange, or can receive a cash payment of US $950,000 (US $10.00 per exchange share) until July 31, 2008, after which MegaWest can implement a forced exchange of the shares.

The Company’s shares trade in the United States on the Over-the-Counter Bulletin Board exchange (“OTC”). The number of outstanding shares and the number of shares that could be issued if all of our dilutive instruments are converted to shares at the following dates were:

	September 28, 2007	July 31, 2007	April 30, 2007

Common shares outstanding	74,936,050	72,561,050	72,436,050

Exchange shares (1)	9,500,000	9,500,000	9,500,000
Stock options (2)	10,339,000	10,074,000	9,669,000
Warrants
Private placement (3)	18,592,623	18,592,623	18,592,623
Incentive (4)	19,500,000	19,500,000	19,500,000
Consulting (5)	6,000,000	6,000,000	6,000,000
Unit rights (6)	832,500	832,500	832,500
Convertible promissory notes (7)	7,115,220	7,048,000	6,945,200
Common shares in escrow(8)	2,375,000	4,750,000	4,750,000
Total potential shares	149,190,393	148,858,173	148,225,373

Notes:

(1)

Represents 95,000 class B shares of our subsidiary, MegaWest USA, as part of the consideration given to acquire Trinity. Each class B exchange share is convertible into 100 of our common shares with up to 9,500,000 common shares of MegaWest to be issued.

(2)	Represents stock options to purchase common shares at prices from U.S.$0.10 to U.S.$2.25 per share, with expiry dates from March 15, 2008 through to March 15, 2012 and with various vesting terms.
(3)

Represents whole share purchase warrants issued in connection with our private placement offerings. Each whole share purchase warrant is exercisable into one common share at prices from U.S.$1.00 to U.S.$1.30, with expiry dates from January 5, 2008 to March 1, 2008.

(4)

Represents warrants that entitle the holder to purchase common shares of the Company at a price of U.S.$0.10 per share for a period of six months after vesting if the holder thereof brings a project of merit (i.e. a project with a potential economic value in the amount of at least U.S.$1.00 multiplied by the total number of warrants issued to the holder) to the directors of our company by January 15, 2009. To date, 9,000,000 of these warrants have vested.

(5)

Represents warrants granted to various investor relations and other contractors. The consulting warrants are exercisable into one common share at an exercise price of U.S. $0.50 and expire on January 5, 2009.

(6)

Represents rights to buy an additional 180,000 units under the same terms as the January U.S.$0.50 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.00) and rights to buy a further 375,000 units under the same terms as the March U.S.$1.00 private placement (unit includes one common share and one half common share purchase warrant exercisable at U.S.$1.30). These rights, including the underlying common share purchase warrants, expire between January 5, 2008 and March 1, 2008.

(7)

Represents common shares that could potentially be issued from convertible promissory notes in the aggregate amount of US$1,700,000, including accrued interest at a rate of 6% per annum, which together maybe converted into common shares at US$0.25 per share until June 20, 2008.

(8)

On April 5, 2007 MegaWest acquired 100 percent of the membership units of Deerfield Energy LLC (“Deerfield Missouri”) in exchange for $916,681 (U.S. $800,000) cash and 4,750,000 common shares of the Company. Of the

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

total consideration, $565,151 (U.S. $500,000) was paid on the closing date, and the remaining consideration is contingent upon meeting the terms of an Escrow Agreement. Pursuant to the Escrow Agreement, the shares and cash will be released on a pro-rata basis based on either the modification of certain development agreements into oil and gas leases or until 4,000 acres of replacement acreage have been leased. On September 5, 2007 MegaWest met certain conditions of the escrow agreement and as a result, 2,375,000 shares were released from escrow.

Contractual Obligations

The annual MD&A for the year ended April 30, 2007 includes a summary of the Company’s contractual obligations. There have been no new material changes to those obligations during the three months ended July 31, 2007.

TRANSACTIONS WITH RELATED PARTIES

The Company incurred the following related party transactions in the year ended April 30, 2007. These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(1)

The Company’s Chief Financial Officer (“CFO”) is affiliated with a private company that assisted MegaWest in completing the share issue private placements and that provides the Company with ongoing investor relations services. For the three months ended July 31, 2007, the Company paid $54,600 for these services (2006 – nil).

(2)	The Company incurred $6,000 in general and administrative costs to entities controlled by former directors during the three months ended July 31, 2006.
(3)

Pursuant to employment contracts, the Company paid $171,325 in salaries and benefits to the Chief Executive Officer, Chief Operating Officer and CFO for the three months ended July 31, 2007 (2006 – nil).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting principles are described in Note 1 to the annual consolidated financial statements for the year ended April 30, 2007 and 2006. We prepare our annual consolidated financial statements in conformity with GAAP in Canada, which conform in all material respects to U.S. GAAP except for those items disclosed in Note 19 to the annual consolidated financial statements. For U.S. readers, we have detailed the differences and have also provided a reconciliation of the differences between Canadian and U.S. GAAP in Note 19 to the annual consolidated financial statements.

The preparation of our financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis we evaluate our estimates, including those related to acquisitions, asset impairment, valuation allowances, volatility and market value of our share price and contingencies. These estimates are based on information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

MegaWest may grow through acquisitions. A different accounting outcome could potentially result for the cost of an acquisition if accounting for a business combination compared to an asset or development stage company acquisition, when shares are issued as consideration. For a business combination, the cost of the shares issued for the acquisition is based on the underlying share value at the time the acquisition is announced. For an asset or development stage company acquisition, the cost of the shares issued is based on underlying share value at the closing date of the transaction. Since the acquisitions we completed in fiscal 2007 are development stage companies, we valued the cost of the share consideration issued at the closing date.

The critical accounting policies that affect the more significant judgments and estimates used in preparation of our interim financial statements are described in the following.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

Oil and Gas Operations

MegaWest follows the full cost method to account for its oil and gas operations, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in country-by-country cost centres. These capitalized costs will be depleted using the unit-of-production method based on estimates of proved reserves. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. These capitalized costs are assessed to determine whether it is likely such costs will be recovered in the future. Costs which are not likely to be recovered in the future are written-off.

Fair Value of the Company’s Common Shares, Options and Warrants

Share based transactions are recorded at their fair values. Generally, the best indicator of fair value of a company’s shares is quoted market prices, unless the market is not active or liquid, in which case fair value is determined using valuation techniques including recent arm’s length market transactions between knowledgeable, willing parties. In addition, the fair value of options and warrants granted by the Company were based on the Black-Scholes option pricing model, which uses the common share fair value on the grant date as an input. Under Canadian GAAP MegaWest used recent arm’s length transactions, specifically private placements, as indicators of fair value.

Share based transactions impact a number of financial statement items including stock-based compensation expense, contributed surplus, share capital, warrants, convertible promissory notes, exchange shares and deficit on related party acquisitions.

CHANGE IN ACCOUNTING POLICIES

On May 1, 2007, the Company adopted new Canadian accounting standards regarding other comprehensive income, financial instruments and hedge accounting.

(1)	Section 1530 Comprehensive Income (“S.1530”) and Section 3251 Equity (“S.3251”):

S.1530 requires presentation of certain gains and losses outside of net income, such as unrealized gains or losses related to hedges or other derivative instruments. Other comprehensive income represents items such as the change in equity arising from unrealized gains and losses from financial instruments designated as available-for-sale and changes in fair market value of derivatives designated as hedges, and is presented as a separate component of shareholders’ equity on the balance sheet. S.3251 established standards for the presentation of equity and changes in equity during the period.

(2)	Section 3855 Financial Instruments – Recognition and Measurements ("S.3855”) and Section 3861 Financial Instruments – Disclosure and Presentation (“S.3861”):

S.3855 establishes standards for recognizing and measuring financial assets and financial liabilities and non-financial derivatives as required to be disclosed under S.3861. Financial instruments are required to be classified in one of five ways: (i) held for trading, (ii) held to maturity, (iii) loans and receivables (iv) available-for-sale, or (v) other financial liabilities.

At May 1, 2007 the Company’s financial instruments include cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities and convertible promissory notes. Cash and cash equivalents and accounts receivable are considered held to maturity and are recorded at amortized cost. Marketable securities are considered available-for-sale and are recorded at fair value, with the changes in fair value recorded in comprehensive income. Convertible promissory notes are considered other financial liabilities and are recorded at amortized cost.

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

(3)	Section 3865 Hedges (“S.3865”):

S.3865 establishes standards for how and when hedge accounting may be applied. The Company does not currently participate in any hedging activities.

The Company also adopted Section 1506 Accounting Changes, the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Sections 3862 Financial Instrument Disclosures and 3863 Financial Instruments Presentation, which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Company will adopt these standards on May 1, 2008 and it is expected the only effect on the Company will be incremental disclosures regarding the significance of financial instruments for the entity’s financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

RISKS

The annual MD&A for the year ended April 30, 2007 includes an overview of certain business risks and uncertainties facing the Company. Those risks remain in effect on July 31, 2007.

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any off balance sheet arrangements other than the items noted above in contractual obligations.

FINANCIAL INSTRUMENTS

The Company is exposed to exchange rate fluctuations between the U.S. and Canadian dollars. The Company does not engage in the use of derivative financial instruments.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company maintains a set of internal controls over financial reporting which have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. For the three months ended July 31, 2007, there have been no changes in the design of internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Refer to the annual MD&A for the year ended April 30, 2007 for a further discussion of internal controls over financial reporting.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” as defined by the Private Litigation Reform Act of 1995. Statements in this report, which are not purely historical, are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) the Company will continue to acquire large blocks of oil and gas rights known to contain substantial deposits of heavy oil; (ii) the Company will be able to establish proven and producing reserves on the development projects using thermal recovery technologies developed in Canada; (iii) the Company will be able to demonstrate a means of achieving commercial production and complete the work programs on the Prospects described; It is important to note that actual outcomes and the Company's actual results could differ materially from those in such forward-looking statements. Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (a) the lack of additional financing to fund the Company’s exploration activities and continued operations; (b) fluctuations in foreign exchange and interest rates; (c) the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; (d) the lack of commercial discoveries on the Company’s Prospects; (e) fluctuations in world prices and markets for oil and gas due to domestic, international, political, social,

MegaWest Energy Corp.

Management Discussion and Analysis as of September 28, 2007

(in Canadian dollars unless otherwise indicated)

economic and environmental factors beyond our control; (f) changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations; (g) potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure; (h) the Company's ability to hire and retain qualified employees and consultants; and (i) other factors beyond the Company’s control. When used in this document, the words “could”, “plan”, “estimate”, “intend”, “may”, “potential”, “should”, and similar expressions relating to matters that are not historical facts are forward looking statements.

Forward looking statements are made based on our management’s beliefs, estimates and opinions on the date the statements are made and we undertake no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Company Information

Additional information related to MegaWest is available on the Company’s website at www.megawestenergy.com , SEDAR’s website at www.sedar.com and the EDGAR’s website at www.sec.gov.

Form 52-109F2 Certification of Interim Filings

I George Stapleton, Chief Executive Officer of MegaWest Energy Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp., (the issuer) for the interim period ending July 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 28, 2007

/s/ George Stapleton

George Stapleton

CEO

Form 52-109F2 Certification of Interim Filings

I George Orr, Chief Financial Officer of MegaWest Energy Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of MegaWest Energy Corp., (the issuer) for the interim period ending July 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: September 28, 2007

/s/ George Orr

George Orr

CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ F. George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Executive Officer)

Dated: September 28, 2007

CW1441995.1